Exhibit 99.1

3SBio Inc.
Announces Extraordinary General Meeting of Shareholders

SHENYANG, CHINA – March 24, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10:00a.m. on April 25, 2013 (Beijing time). The meeting will be held at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger dated February 8, 2013, among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger would result in the Company becoming a privately-held company and its American Depository Shares (“ADSs”) would no longer be listed on the NASDAQ Global Market. The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee formed by the Board of Directors, approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and authorize the Merger Agreement and the merger.

Shareholders of record as of the close of business in the Cayman Islands on April 12, 2013 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on March 25, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ global market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com